FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 11, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

Third Quarter 2009 Results

Buenos Aires, November 11, 2009 – Petrobras Energía S.A. (Buenos Aires: PESA) announces the results for the third quarter ended September 30, 2009.

Petrobras Energía S.A.’s net income for 2009 third quarter was a P$131 million gain. In 2008 third quarter Petrobras Energía S.A. recorded a positive net income of P$376 million.

The 2009 quarter gain was mainly attributable to:

Operating income in the amount of P$292 million.

Equity in earnings of affiliates of P$48 million.

These effects were partially offset by financial income (expense) and holding gains (losses) of P$132 million and tax charges of P$67 million.

Net income for 2009 third quarter decreased P$245 million compared to 2008 quarter mainly as a result of:

Reduced operating income of P$479 million, basically due to the fact that in 2008 quarter the Exploration and Production business segment included assets in Peru and higher interest in assets in Ecuador, and also as a result of reduced sales of petrochemicals and refined products.

Reduced financial losses of P$71 million, mainly due to exchange gains.

Reduced tax charges of P$170 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Excluding the proportional consolidation of CIESA and Distrilec, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIIQ 09	IIIQ 08	(Nine-Months Period) Sep-09	Sep-08
CASH PROVIDED BY (USED IN) OPERATIONS:				
Net Results	131	376	895	1,160
Adjustments to Net Income				
Minority interest	13	21	32	65
Equity in earnings of affiliates	(48)	(61)	(87)	(232)
Financial income and holding gains, net	11	98	155	18
Depreciation of property, plant and equipment	355	290	1,042	886
Abandoned and non-productive well write-downs	12	-	164	41
Income tax (accrued)	67	216	757	708
Income tax (paid)	(53)	(50)	(69)	(90)
Accrued interest	147	100	423	322
Sale of equity interest in PVIE	-	-	(1,591)	-
Other	52	-	63	(22)
Changes in assets and liabilities:				
Trade receivables	(89)	(162)	116	(378)
Other receivables	(129)	47	(125)	123
Inventories	67	(535)	414	(831)
Other assets	2	(2)	1	(11)
Accounts payable	77	200	(342)	190
Payroll and social security taxes	50	67	(96)	62
Taxes payable	249	34	(30)	(69)
Other liabilities	(96)	101	116	115
Dividends collected	17	5	77	10
Interest paid	(126)	(90)	(381)	(313)
Net cash provided by operations	709	655	1,534	1,754
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:				
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(313)	(704)	(1,259)	(2,162)
Sale of property, plant and equipment, interests in companies and oil and gas areas	-	1	607	1,335
Net decrease in investments other than cash and cash ec	(35)	21	(29)	34
Contributions and advances to unconsolidated affiliates	(59)	-	(59)	-
Net cash (used in) provided by investing activities	(407)	(682)	(740)	(793)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:				
Net increase (decrease) in short term debt	(317)	(167)	(60)	(452)
Increase in long-term debt	-	2	-	136
Payment of long-term debt	(70)	(7)	(744)	(19)
Cash dividends paid	(12)	-	(19)	(322)
Net cash provided by (used in) financing activities	(399)	(172)	(823)	(657)
Devaluation Effect	14	22	125	(6)
Variation in Cash	(83)	(177)	96	298
Cash at beginning	**1,655**	**1,642**	**1,476**	**1,167**
Cash at end	**1,572**	**1,465**	**1,572**	**1,465**

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

In 2009 quarter net sales decreased P$317 million to P$873 million. Daily sales volumes of oil equivalent averaged 93.7 thousand barrels in 2009 quarter compared to 110.9 thousand barrels in 2008 quarter. This variation was partially offset by a 12.6% increase in crude oil average sales prices mainly derived from the impact of exchange rate variations on sales prices for operations in Argentina.

Crude oil sales decreased P$360 million to P$681 million in 2009 quarter, mainly due to divestment of the 60% interest in Lote X in Peru in April 2009, and of the 40% interest in  Block 18 in Ecuador in December 2008, which interests contributed total sales of P$416 million in 2008 quarter. These divestments were a determining factor for the 25.6% decline in sales volumes to 44 thousand barrels. Excluding this effect, sales volumes decreased 3.2%.

Gas sales increased P$38 million to P$175 million in 2009 quarter, as a consequence of the 40.2% rise in average sales prices mainly due to the increase in the average exchange rate and also as a result of greater demand from higher price segments such as Power Plants and Industry. These effects were partially offset by a 3.9% decline in daily sales volumes to 298.2 million cubic feet in 2009 quarter, mainly due to the before mentioned divestment in Peru.

Daily production averaged 92 thousand barrels of oil equivalent in 2009 quarter, accounting for a 19.21% decline, mainly attributable to the sale of the 60% interest in Lote X and the 40% interest in Block 18, which interests contributed a daily average of 9.9 thousand barrels and 6.6 thousand barrels of oil equivalent, respectively.

Gross profit decreased P$182 million to P$290 million in 2009 quarter. The gross margin on sales dropped to 33.2% in 2009 quarter from 39.7% in 2008 quarter. This drop is basically attributable to the above mentioned divestments in Peru and Ecuador, the decline in crude oil average prices for operations abroad, and higher depreciation in Argentina due to increased investments.

Exploration expenses totaled P$23 million and P$17 million in 2009 and 2008 quarters, respectively. Expenses for 2009 quarter were mainly attributable to geological and geophysical expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina. Expenses in 2008 quarter were mainly attributable to seismic works in Chirete and Hickman areas in Argentina.

In addition, investments totaled P$40 million and P$26 million in 2009 and 2008 quarters, respectively and were mainly made in offshore exploration in Golfo San Jorge in 2009 quarter and onshore exploration in the Austral and Noroeste basins in 2008 quarter.

Other operating expense accounted for P$54 million and P$47 million losses in 2009 and 2008 quarters, respectively. Expenses for both quarters are mainly attributable to costs associated to unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for P$20 million and P$44 million losses in 2009 and 2008 quarters, respectively. In addition, expenses for 2009 quarter include expenses associated to labor agreements for salaries in connection with shutdown of equipment and work stoppages and, to a lesser extent, lower absorption of fixed expenses derived from plant shutdowns due to labor strikes by contractors’ personnel in the Austral basin.

Refining and Distribution

Net sales of refined products decreased P$677 million to P$1,437 million in 2009 quarter as a result of sales volumes in the amount of 944 thousand cubic meters in 2009 quarter and 1,503 thousand cubic meters in 2008 quarter. This effect was partially offset by a partial recovery of diesel oil and gasoline sales prices.

Domestic sales volumes of diesel oil produced by the Company totaled 342.7 thousand cubic meters in 2009 quarter and 492 thousand cubic meters in 2008 quarter. Domestic sales volumes of gasoline produced by the Company totaled 158.8 thousand cubic meters in 2009 quarter and 173 thousand cubic meters in 2008 quarter.

Fuel oil and IFOs sales volumes totaled 153 thousand cubic meters in 2009 quarter and 261 thousand cubic meters in 2008 quarter as a consequence of the lower availability of fuel oil and a drop in demand for IFOs from the Bunker market.

In addition, total sales volumes of other related oil products totaled 189 thousand cubic meters in 2009 quarter and 327 thousand cubic meters in 2008 quarter mainly due to a lower availability of the product.

Gross profit decreased P$140 million to P$180 million in 2009 quarter. Gross margin on sales decreased to 12.5% in 2009 quarter from 15.1% in 2008 quarter mainly due to the increase in crude oil costs in pesos. This effect was partially offset by a drop in imported diesel oil costs, with sales accounting for an about P$70 million loss in 2008 quarter.

Petrochemicals

Net sales decreased P$294 million to P$850 million (net of eliminations in the amount of P$64 million in 2009 quarter and P$59 million in 2008 quarter for styrenics operations between Argentina and Innova), mainly as a consequence of a general drop in sales prices, in line with international reference prices and, to a lesser extent, a contraction in sales volumes.

Styrenics sales in Argentina dropped P$74 million to P$303 million in 2009 quarter, mainly as a consequence of a 21% decline in average sales prices, partly offset by a 2.2% increase in sales volumes.

Styrenics sales in Brazil declined P$65 million to P$421 million in 2009 quarter, mainly as a consequence of a 12.9% reduction in prices.

Fertilizers sales decreased P$149 million to P$191 million in 2009 quarter as a consequence of the combined effect of a 24.8% drop in average sales prices and a 25.2% decline in sales volumes.

Gross profit dropped P$95 million to P$160 million in 2009 quarter. Gross margin on sales decreased to 18.8% in 2009 quarter from 22.3% in 2008 quarter, mainly as a consequence of the before mentioned decline in sales prices and volumes, partially offset by a drop in sales costs due to lower raw material prices.

Gas and Energy

Excluding the proportional consolidation of CIESA and Distrilec, operating income is broken down as follows:

Hydrocarbon Marketing and Transportation

Sales revenues increased P$36 million to P$254 million in 2009 quarter, mainly as a consequence of a rise in gas sales revenues.

Gas sales revenues increased P$59 million to P$190 million in 2009 quarter basically due to the improvement in average sales prices as a consequence of higher prices for sales to  power plants, and gas sales to residential users at subsidized prices. These effects were partially offset by a 7.5% reduction in sales volumes to 302.6 million cubic feet per day, mainly due to lower production volumes as a consequence of labor strikes by contractors’ personnel in the Austral Basin during 2009 quarter.

Liquid fuel sales revenues decreased P$18 million to P$56 million in 2009 quarter, mainly due to the 26% reduction in sales volumes to 43.9 thousand tons in 2009 quarter, basically due to gas supply restrictions that limited liquid fuel processing.

Electricity

Net sales of electricity generation rose P$57 million to P$233 million in 2009 quarter, mainly due to the 30% increase in average sales prices and energy deliveries by the new Genelba Plus power plant, which contributed sales revenues of P$28 million. The improvement in average sales prices is attributable to energy deliveries by less efficient power plants to preserve hydroelectric plants' reserves, and the passing through to sales prices of increases in gas prices, with a cap placed on such increases (P$120/MWh).

Net sales attributable to Genelba Power Plant increased P$31 million to P$173 million in 2009 quarter, mainly due to the 27.7% improvement in average sales price to P$122.1 per MWh in 2009 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased P$2 million to P$32 million in 2009 quarter mainly as a consequence of the 22.3% drop in energy deliveries due to the combined effect of higher water flows from the Limay and Collón Curá rivers during 2008 quarter and the replenishment of water reserves during 2009, partially offset by the 20.7% improvement in average sales prices.

www.petrobras.com.ar

(54-11) 4344-6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 11/11/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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Petrobras Energía S.A. – Third Quarter 2009 Results